[GLEN BURNIE BANCORP LETTERHEAD]

July 11, 2016

Via EDGAR and email

Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Glen Burnie Bancorp
Form 10-K for the Fiscal Year ended December 31, 2015
Form 10-Q for the Quarter ended March 31, 2016
File No. 000-24047

Dear Ms. Sullivan,

In response to your letter dated June 24, 2016, we offer the following information regarding each item:

1.	Non-performing Loans – the three loans outstanding, totaling $1,107,665, which were properly disclosed as not being part of our non-accrual or past due loans which have known information that cause doubts as to the ability to repay are as follows: $843,000 Commercial Real Estate loan where the guarantor is in bankruptcy and the loan has an accelerated payoff since we have an assignment of rents from the property which has a very long-term national tenant; $170,000 Home Equity Line of Credit which is paying as agreed, however the borrower has defaulted on other commercial loans which have been satisfied; and a $95,000 Residential Real Estate loan with a loan to value ratio which has deteriorated. All three of these loans are classified with a risk rating of Substandard. In future filings, we will provide similar disclosure as above including the current risk rating of the loan.

2.	Allowance for Credit Losses – despite the increase in net charge-offs in the Consumer and Indirect loan portfolio the related provision is lower in 2015 relative to prior periods due to an improvement in underwriting standards implemented during the first six months of 2014. Prior to the change in business strategy to focus on better credit quality loans, the Bank was not utilizing credit scores as an underwriting guideline. This improvement in underwriting standards was not evident until the latter part of 2015 as we continued to work through problem loans originated prior to the change in business strategy. Substantially all of the charge-offs recognized in these portfolios were related to loans originated during a period whereby this portfolio had rapid growth and underwriting guidelines did not include review of credit scores. As of December 31, 2015, the remaining Consumer and Indirect loan portfolio has less outstanding loan balances and less delinquencies than the prior year which is disclosed in Footnote 4, which has a direct impact on the calculation of required loan loss reserves. We have not changed our methodology in how we calculate loan loss reserves nor have we made any changes to our charge-off policies during the year ended December 31, 2015. In future filings, we will emphasis the positive changes to our underwriting standards which were put in place during 2014 and how these changes are anticipated to have a continuing positive impact on our outstanding Consumer and Indirect loans.

3.	Market Risk Management – prior to the 2nd quarter of 2016, we were utilizing an ALM model based on CALL report data which was producing erroneous results. During the 2nd quarter of 2016 we implemented a new ALM model which takes into account all data from the Bank’s portfolios at the account level which will produce accurate results of our interest rate sensitivity and economic value of equity. In future filings, we will augment our disclosure regarding the effects of changes in interest rates on both our net interest income as well as the economic value of equity.

4.	Loans and All owance for Credit Losses – our current charge-off policy is as follows:

When the probability for full repayment of a loan is unlikely, the Bank will initiate a full charge-off or a partial write-down of the asset based upon the status of the loan. The following guidelines apply:

•	Consumer loans less than $25,000 for which payments of principal and/or interest are past due ninety (90) days shall be charged-off and referred for collection. Consumer loans of $25,000 or more shall be evaluated for charge-off or partial write-down at the discretion of Bank management.
•	Any other loan over 120 days past due shall be evaluated for charge-off or partial write-down at the discretion of Bank management. [Note: any non-consumer unsecured loan more than 180 days delinquent in payment of principal and/or interest (or sooner if deemed uncollectible) must be charged-off in full].
•	If secured, a charge-off must be made to reduce the loan balance to a level equal to the anticipated liquidation value of the collateral when payment of principal and/or interest is more than 180 days delinquent, or prior to that if deemed uncollectible.
•	Generally, real estate secured loans are to be charged-off on a deficiency basis after liquidation of the collateral. In some cases, Bank management may determine that a charge-off or write-down is appropriate prior to liquidation of the collateral, when the full loan balance is clearly uncollectible and some loss is anticipated. In order to make this determination, an updated evaluation or appraisal of the property should be obtained.

All charge-offs or partial write-downs require the prior joint approval of the Chief Lending Officer and the President/CEO. All charge–offs or partial write-downs shall be reported to the Board of Directors at the next regularly scheduled board meeting.

In future filings, we will augment our disclosure of our current charge-off policies.

5.	Allowance for Loan Losses – we agree our use of specific reserves in prior periods does not exactly comply with ASC 310-10-35-35 and ASC 310-10-35-36 and have significantly decreased the amount of specific reserves over the past few quarters. As of September 30, 2015 and December 31, 2015, the specific reserves were $1.3 million and $1.1 million, respectively. During the period ending March 31, 2016, the specific reserves were reduced to $407,000 as we charged-off the difference between the value of collateral and the loan balance in accordance with guidance in ASC 310. The remaining specific reserves are being evaluated as to whether the borrower continues to have the ability and willingness to repay the loan in order to ensure we are in compliance with ASC 310 as these are deemed to be impaired loans.

6.	Allowance for Loan Losses – the terms “overage” and “shortfalls” in the allowance for loan losses refer to whether the balances in the unallocated bucket are positive or negative. Considering the calculation of loan losses is based on management’s use of estimates and assumptions we do not feel the calculation of the required loan loss reserves is an exact measurement therefore a small tolerance from the exact calculation is an acceptable risk. Furthermore, given the current regulatory environment we do not anticipate recognizing any negative loan loss provisions without consultation with our Regulatory Supervisory Agencies (the FDIC and the State of Maryland). We agree the language you propose, the allowance is at the “appropriate” level to absorb inherent “probable” losses in the portfolio, better describes our situation and will revise our disclosure in future filings.

7.	Allowance for Loan Losses – typically loans in non-accrual status will include all loans that are risk rated as Substandard, Doubtful or Loss and delinquent greater than 90 days. The December 31, 2015 report had some inaccuracies as there was $300,112 of non-accrual loans which were reported as Residential Real Estate when they are actually Commercial Real Estate. Further, there was a $272,500 non-accrual Home Equity loan which was omitted from the Substandard category. We will correct these figures in future filings. The December 31, 2014 Substandard balances included many loans which had the characteristics present causing them to be downgraded to Substandard but were not more than 90 days delinquent therefore not included in non-accrual loans.

8.	Non-accrual loan rollforward – please see the attached schedule which shows a rollforward of our non-accrual loans for the periods presented. We will insert this table to cover the periods presented in future filings.

9.	Income Taxes – the “driving factor” for a current year income tax benefit in light of current year book net income was a significant tax loss on the sale of investments, which occurred during the 4th quarter of 2015. Under FAS 115, these investments were required to be written down to their market value for book purposes, which was done in prior years with impairment charges to income. These impairment charges were not deductible for tax purposes until sold. Upon the sale of these investments during 2015, a current year tax loss was recognized of $3,309,884. There are other adjustments to arrive at taxable income from book income, however these are the typical book to tax adjustments that the Company has each year. These other adjustments net to $1,325,605 with the most significant adjustment being tax exempt interest of $1,039,373. As a result of recognizing the current year tax loss from the sale of these investments, the total federal taxable loss for the Company totaled $2,977,847. Of which, $1,877,887 will be carried back to the previous two years, per IRS rules, and the remainder of $1,099,960 will be carried forward. At a federal tax rate of 34%, the resulting NOL to be carried forward is $373,986. Current deferred taxes of $627,748 reconciles to the change in deferred income tax benefits of $360,624 as follows:

Current deferred taxes	$627,748
Less: Increase in net unrealized depreciation on investment securities AFS	<199,277>
Less: Decrease in net unrealized appreciation on investment securities AFS	< 67,847>
Total change in deferred income tax benefits	$360,624

10.	Fair Value Measurements – we obtain fair values for our impaired loans through a variety of data points and mostly rely on appraisals from independent appraisers. These appraisals do not include an inside inspection of the property as our loan documents do not require the borrower to allow access to the property. Therefore the most significant unobservable inputs is the details of the amenities included within the property and the condition of the property. Further, we cannot always accurately assess the amount of time it takes to gain ownership of our collateral through the foreclosure process and the damage, as well as potential looting, of the property further decreasing our value. We will include this disclosure of significant unobservable inputs in future filings.

11.	Fair Value Measurements – we typically get independent appraisals of properties within three months from the time we determine there may be a collateral shortfall from an impaired loan. These appraisals are typically updated every 12 months from the independent appraiser and more frequently if we feel material changes in value may have occurred for this specific property. During interim periods, typically at the end of each calendar quarter, we review other data points such as a comparable from other like properties or changes in tax assessment values. We will revise future filings to include this disclosure.

12.	Loans and Allowance footnote – as you point out in your comment, we include a table with discussion regarding our allowance for loan losses in the Management’s Discussion and Analysis section rather than our footnotes because we have very few notes to the financial statements since they are not a required item. We believe this is compliant with Guide 3 Disclosure requirements, however as you point to ASC 270-10-50-1 (p) we will include this analysis in our footnotes in future filings.

13.	Fair value - we obtain fair values for our impaired loans through a variety of data points and mostly rely on appraisals from independent appraisers. These appraisals do not include an inside inspection of the property as our loan documents do not require the borrower to allow access to the property. Therefore the most significant unobservable inputs is the details of the amenities included within the property and the condition of the property. Further, we cannot always accurately assess the amount of time it takes to gain ownership of our collateral through the foreclosure process and the damage, as well as potential looting, of the property further decreasing our value. We will include this disclosure of significant unobservable inputs in future filings.

14.	Asset Quality – we calculate “average recorded investment” on an individual loan basis based on daily averages from our Core operating system. During the 1st quarter of 2016, we charged-off $768,000, which $685,000 of this total were specific reserves, on one loan relationship (nine loans) which had an average balance of $1.5 million both at December 31, 2015 and March 31, 2016 since the charge-off occurred during the last days of the quarter. Further, since this loan relationship had its specific reserves charged-off completely, the loan moved from the Impaired loans with specific reserves category at December 31, 2015 to Impaired loans with no specific category at March 31, 2016.

15.	Credit Quality Information – we incorrectly reported the classification of loans as “Loss” when in fact they should have been reported as “Doubtful”. The $312,000 of Consumer and Indirect loans reported as “Loss” should have been included with the $118,000 of “Doubtful” loans making the correct classification of Consumer and Indirect loans as “Doubtful” of $430,000 and “Loss” of $0. The $1,440,000 of Residential Real Estate loans reported as “Loss” should have been reported as “Doubtful” loans making the correct classification of Residential Real Estate loans as “Doubtful” of $1,440,000 and “Loss” of $0. As of March 31, 2016, we had $1,860,000 of total loans classified as “Doubtful” and no loans classified as “Loss”. We will make sure these classifications are accurate in future filings.

16.	Credit Quality Information – during the 1st quarter of 2016, we charged-off $768,000, which $685,000 of this total were specific reserves, on one loan relationship (pertaining to nine loans) and changed the classification of these loans (and three additional loans to this borrower) amounting to $1.1 million from “Substandard” to “Doubtful”. As of March 31, 2016, these loans were included in the review of impaired loans for the calculation of the loan loss allowance and carried at fair value with no specific reserves. Since the $685,000 of specific reserves which were present at December 31, 2015 and charged off during the 1st quarter of 2016, the allowance for loan loss decreased for the Residential Real Estate portfolio. The decrease in the allowance related to Consumer and Indirect loans was primarily contributable to decline in the outstanding loans in this portfolio.

17.	Allowance for Credit Losses – as previously discussed in responses #14 and #16, the majority of the $1,060,000 of charge-offs during the 1st quarter of 2016 was to one relationship which were performing loans (less than 90 days delinquent) and classified as “Substandard” as of December 31, 2015. As of March 31, 2016, the loans included in this relationship were transferred to non-accrual status and down-graded to “Doubtful”. We will augment our disclosure of this activity in future filings.

The Company is providing this written response to this letter dated June 24, 2016 and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you need any additional information and please feel free to contact John Wright at 410-768-8883 or jwright@bogb.net should you have any questions.

Respectfully submitted,

/s/	/s/

John D. Long	John Wright
President and Chief Executive Officer	Executive Vice President & CFO

Attachment

Rollforward of Non-Accrual Loans Schedule

Glen Burnie Bancorp

Non-Accrual Loans Roll-forward

	C&I	CRE	Consumer & Indirect	Residential Real estate	Totals

December 31, 2013 Balance	14,286	1,237,647	338,212	1,123,248	2,713,393
Transfers into non-accrual	261,500	1,460,146	1,325,078	488,136	3,534,860
Transfers to OREO	-	-	-	(45,175)	(45,175)
Loans paid down/payoffs	(246,648)	(1,357,287)	(308,926)	(165,958)	(2,078,819)
Loans charged off	(29,138)	(243,394)	(839,012)	(234,811)	(1,346,355)

December 31, 2014 Balance	-	1,097,112	515,352	1,165,440	2,777,904
Transfers into non-accrual	2,807	-	1,910,251	4,229,549	6,142,607
Transfers to OREO	-	-	-	(74,400)	(74,400)
Loans paid down/payoffs	-	(734,000)	(568,741)	(1,588,885)	(2,891,626)
Loans charged off	(2,807)	(63,000)	(1,260,533)	(848,396)	(2,174,736)

December 31, 2015 Balance	-	300,112	596,329	2,883,308	3,779,749